UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Chukyo Ginko Kabushiki Kaisha Aichi Ginko
(Name of Subject Company)
The Chukyo Bank, Ltd. The Aichi Bank, Ltd.
(Translation of Subject Company’s Name into English (if applicable))
Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)
The Chukyo Bank, Ltd.
(Name of Person(s) Furnishing Form)
Common Stock
(Title of Class of Subject Securities)
N/A
(CUSIP Number of Class of Securities (if applicable))

 The Chukyo Bank, Ltd.

Attn: Makoto Hayakawa

3-33-13 Sakae, Naka-ku, Nagoya, Aichi 460-8681, Japan

+81-52-249-1613

The Aichi Bank, Ltd.

Attn: Hideyuki Inagaki

3-14-12 Sakae, Naka-ku, Nagoya, Aichi 460-8678, Japan

+81-52-251-3211

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

(a) The following documents are attached as exhibits to this Form CB:

Exhibit Number
99.1	Notice Regarding Basic Agreement on Business Integration between The Aichi Bank, Ltd. and The Chukyo Bank, Ltd., dated December 10, 2021 (English Translation).

(b) Not applicable.

Item 2.  Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the document referred to in Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

The Chukyo Bank, Ltd. submitted to the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X dated December 13, 2021.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Chukyo Bank, Ltd.

/s/ Hideo Kobayashi

Name:	Hideo Kobayashi

Title:	President

Date: December 13, 2021